Exhibit 99.1

PACIFIC HARBOUR CAPITAL LTD.

1502- 543 Granville Street

Vancouver, B.C.

V6C 1X8

 Tel: 604-697-0687

Fax: 604-697-0686

April 19, 2010	TSX Venture Exchange: PCF
OTCBB: PCFHF

PRESS RELEASE

PACIFIC HARBOUR ANNOUNCES PRIVATE PLACEMENT

PACIFIC HARBOUR CAPITAL LTD., (the "Company") announces that, subject to regulatory approval, the Company will carry out a non-brokered private placement of up to 15,000,000 units (the "Units") at a price of $0.075 per Unit.  Each Unit to be comprised of one share of the Company and one two-year non-transferable share purchase warrant entitling the holder to purchase one additional share of the Company at a price of $0.10 per share.

The proceeds of the private placement are intended to be used for working capital and possible future asset acquisitions.  To date, no acquisitions have been identified.

On behalf of the Board of Directors,

“Thomas Pressello”

Thomas Pressello

President and CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.